UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

JIANG Yuan

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 12 East Haitai Road

Huayuan Industrial Park, Hi-tech Industrial Zone

Tianjin, 300384

People’s Republic of China

+86-22-23789766-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,285,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,285,692

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,285,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.4%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization China

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,285,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,285,692

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,285,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.4%
(14)	Type of Reporting Person CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 to Schedule 13D filed on April 22, 2021, by Amendment No.2 to Schedule 13D filed on August 18, 2022 and as further amended by Amendment No.3 filed on May 17, 2023 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On May 22, 2023, pursuant to the previously disclosed Ordinary Share Purchase Agreement, TZS purchased 1,500,000 Ordinary Shares (the “Private Placement Shares”) from the Issuer for aggregate cash consideration of $42,000,000. The source of funds used for the purchase of the Private Placement Shares was funds of TZS Parent and its affiliates available for investment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

The Reporting Persons acquired the Private Placement Shares in order to maintain their strategic minority interest in the Issuer in connection with the Offering.

Additionally, in connection with the Offering, TZS agreed to a Lock-Up Agreement pursuant to which TZS agreed (subject to customary exceptions) not to transfer any Ordinary Shares for a period of 60 days.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 7.11, and which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No.4 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 12,285,692 Ordinary Shares, representing approximately 23.4% of the outstanding Ordinary Shares (such percentage is based on (x) 45,422,603 Ordinary Shares outstanding as of April 30, 2023, as reported in the Issuer’s Prospectus Supplement filed with the SEC on May 18, 2023, plus (y) the 1,500,000 Private Placement Shares, plus (z) 5,620,000 Ordinary Shares sold by the Issuer in the Offering).

(c) During the past 60 days none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors and executive officers has effected any transactions in Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

7.11	Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2023

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Director